FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003.

ROGERS WIRELESS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

One Mount Pleasant Road, 6th Floor
Toronto, Ontario M4Y 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F       X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 NO      X

Signatures
Exhibit Index
NOTICE OF ANNUAL MEETING

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS COMMUNICATIONS INC

By:	/s/ John R. Gossling

John R. Gossling
Senior Vice President and Chief Financial Officer

Date:	May 21, 2003

Exhibit Index

Exhibit Number	Description

99.1	Notice of Annual Meeting of Shareholders and Management Proxy Circular for the Annual Meeting of Shareholders to be held May 30, 2003.